Exhibit 99.4

Transcript of video interview in DITV Mikael Staffas. 08:20 CEST August 27, 2026.

Reporter 1: We’re now going to discuss this with Boliden CEO Mikael Staffas. Good morning. It’s an exciting deal—the market was a bit skeptical this past summer. You’re now saying the deal will boost earnings per share by 8% right from the start. I’m a bit curious about how robust—or sensitive—that estimate is to metal prices.

Mikael Staffas: That’s based on prices from some time ago. A metal producer is always sensitive to metal prices—that’s certainly true—but if the price of zinc goes down, it also affects Boliden’s own earnings, so that 8 percent figure is actually relatively stable.

Journalist 1: You’re now making Boliden significantly more exposed to Latin America and zinc—why this deal today?

Mikael: We’ve been interested in zinc for a very long time and have felt that the world has focused relatively heavily on copper and a little less on zinc, which has led to zinc assets becoming significantly cheaper than copper assets. Now the price of zinc is rising for the seventh day in a row, so in that sense, the timing isn’t too bad, but we like zinc relative to what those assets have cost, so it feels right. That said, South America is, of course, always interesting for a mining company—it has the best geology—and with this acquisition, in addition to gaining an operating business with strong cash flow and solid earnings, we’re also acquiring a development portfolio that, over time, could prove interesting and drive even more growth in South America.

Journalist 1: “You pay with new Boliden shares and are then expected to buy the remaining 35% of this South American company. It would cost approximately SEK 7 billion in cash. How far are you willing to push the net debt/equity level?

Mikael Staffas: “We haven’t in any way changed our net debt/equity target and as you say, if everyone would accept the offer it could amount to that much money. Now we will have to see how many will do so but we have good financial strength to handle this minority offer.”

Journalist 1: How do you balance that against the possibility that it might limit dividends or other investments—is South America where you’re focusing your efforts now?

Mikael Staffas: No, our regular operations are continuing as usual, and it’s important to point that out. We have a business that is running smoothly where it is, with a positive cash flow, and is well-positioned to finance its own investment needs through ongoing operations, so this should in no way affect our ability to make investments in our European operations either. This means we’ll have a broader portfolio going forward and, I’d say, greater strength.

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Journalist 1: And a new major shareholder is joining Boliden—what can you say about this shareholder to your existing shareholders? How should they view this new shareholder?

Mikael Staffas: Votorantim is, of course, a very large and well-known Brazilian family-owned company that has historically done business with Swedish companies—including Stora Enso back when the forestry industry was thriving—so it’s a well-known, long-term family-owned company and one of the largest in South America, which is why we consider it a very good partner. They also have a significant presence outside South America, where they’ve worked with similar structures—becoming minority owners after completing this type of transaction—so for them, this probably feels quite routine. And for us at Boliden, we appreciate having industrial owners, and in this case, we’re gaining an industrial owner with a history of taking a long-term approach.

Journalist 1: I’d like to invite Ulf Pettersson to join us as well…

Journalist 2: Yes, the other minority stakes – are you actually interested in them or do you want to report it as a minority stake in the income statement or do you want 100% as it slightly changes the financials when consolidated?

Mikael Staffas: This deal is a little bit special because we mix Luxembourg law and American stock market rules and so on. There is no possibility for a compulsory acquisition so we will probably have a minority in this company for the foreseeable future. How large that will eventually be we don’t know but we will be able to handle it as a minority interest.

Reporter 1: The price of zinc is at its highest level in over four years; I assume that naturally affects this company’s costs today and its future earnings. What can you say about the price of zinc and your decision to join this company?

Mikael Staffas: What’s happened in recent days is, of course, more of a coincidence, but we’ve long been surprised that the price of copper has risen so much while the price of zinc hasn’t kept pace. We haven’t understood this, since the zinc price should actually be performing just as well as the copper price—and that applies not only to the metal price itself but has also affected the value of zinc assets, which haven’t kept pace with copper assets in terms of value appreciation. We’ve been observing this for a long time and haven’t quite understood it. That’s why we’ve said that buying copper assets is simply too expensive for us right now. They’ve risen to levels that can’t be justified, but zinc assets in general have been at a good level. The acquisition we made from Lundin a year and a half ago was also primarily zinc, and thus a deal we were able to close at reasonable levels without paying far too much.

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Journalist 1: Are there political risks associated with being so exposed to South America?

Mikael Staffas: We should keep in mind that this is still a small part of our overall operations, but of course there are risks in South America. Brazil is, after all, a country where Swedish industry has had many historical deals, such as the JAS deal and others. Peru is another country with historical ties. Yes, there is an increased political risk, but we have assessed it as moderate in these two countries.

Journalist 1: Ulf, please wrap up with a question before we let you go, Mikael.

Journalist 2: Yes, are there any coordination benefits, synergies, or cost-saving opportunities of any kind by pursuing this deal in South America?

Mikael Staffas: The synergies are relatively small in our operations, so we shouldn’t exaggerate, but they do exist. We should remember that in our current operations, the mines account for only about half of what our smelters need. We purchase the other half on the global market—and the global market essentially means South America—so we make significant purchases there. Interestingly, Nexa is also a net buyer of concentrate locally; they, too, have more smelters than mines. This naturally makes us a better and more relevant buyer of concentrate in South America, so there are synergies there. There are also some synergies on the technology side and a few other areas, but we shouldn’t overstate their significance.

Journalist 1: With that, we’d like to thank Mikael Staffas, and it will be interesting to see how the market reacts to this major deal.

Important information

Statements in this press release relating to future status and circumstances, including statements regarding future performance, growth and other projections as well as benefits of the Transaction, are forward-looking statements. These statements may generally, but not always, be identified by the use of words such as “will”, “expects”, “believes”, “intended” or similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Actual results may differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of Boliden AB. Any such forward-looking statements speak only as of the date on which they were made, and Boliden AB has no obligation (and undertakes no such obligation) to update or revise any of them, whether as a result of new information, future events or otherwise, except for in accordance with applicable laws and regulations.

The Nexa Resources group includes certain Peruvian subsidiaries. A sale of Boliden shares post-Closing may in certain circumstances be regarded as an “indirect transfer of Peruvian shares” under Peruvian income tax law.

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In case a sale of Boliden shares was to qualify as an “indirect transfer of Peruvian shares”, any capital gain pertaining to the indirectly sold Peruvian shares may be subject to a 30% tax rate in Peru. The risk of Peruvian non-resident capital gains tax being triggered should be limited to shareholders with a larger shareholding in Boliden. Investors should consult their own tax advisors about the consequences of an acquisition, ownership, and disposition of their investment in Boliden, including the possibility that any tax consequences may differ from the description above.

This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities whether pursuant to this announcement or otherwise.

The distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities law of any such jurisdiction.

Additional Information and Where to Find It

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Nexa or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”). The offer to purchase shares of Nexa common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND THE SOLICITATION/ RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Boliden, and the solicitation/recommendation statement will be filed with the SEC by Nexa. Investors and security holders may obtain a free copy of these documents (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov.

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